SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.)1

Nightstar Therapeutics plc

(Name of Issuer)

American Depository Shares, each representing one Ordinary share, nominal value £0.01 per share

(Title of Class of Securities)

65413A101

(CUSIP Number)

Sean Côté, General Counsel

c/o Polygon Global Partners LLP

4 Sloane Terrace

London SW1X 9DQ, United Kingdom

44 20 7901 8300

William F. Charnley, Esq.

King & Spalding International LLP

125 Old Broad Street

London EC2N 1AR, United Kingdom

44 20 7551 7534

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 15, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Polygon European Equity Opportunity Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 847,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 847,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.53%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Blackwell Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 488,921
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 488,921
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 488,921
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.46%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Tetragon Financial Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.98%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Polygon Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 847,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 847,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 847,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.53%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Polygon Global Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,390
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.98%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Polygon Global Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,390
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,390
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,390
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.98%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Tetragon Financial Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,336,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,336,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.98%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS Patrick G.G. Dear
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,672,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,672,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,672,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.97%
14	TYPE OF REPORTING PERSON IN

1	NAME OF REPORTING PERSONS Reade E. Griffith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED KINGDOM
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,672,779
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,672,779
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,672,779
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.97%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the American Depository Shares, each representing one Ordinary share, nominal value £0.01 per share (the “Shares”), of Nightstar Therapeutics plc, a England and Wales public limited company (the “Issuer”). The address of the principal executive offices of the Issuer is 10 Midford Place, 2nd Floor London United Kingdom W1T 5BJ.

Item 2.	Identity and Background.

(a)	This statement is filed by:

1.	Polygon European Equity Opportunity Master Fund (“PEEOF”), a Cayman Islands exempted company, with respect to the Shares directly and beneficially owned by it;

2.	Blackwell Partners LLC (“Blackwell”), a Cayman Islands limited liability company, with respect to the Shares directly and beneficially owned by it;

3.	Tetragon Financial Group Limited (“Tetragon”), a Cayman Islands limited company, with respect to the Shares directly and beneficially owned by it;

4.	Polygon Management Ltd. (“General Partner”), a Cayman Islands limited company, as the general partner of PEEOF;

5.	Polygon Global Partners LP (“US Investment Manager”), a Delaware limited partnership, as the investment manager of PEEOF and Blackwell;

6.	Polygon Global Partners LLP (“UK Investment Manager”), a United Kingdom limited liability partnership, as the investment manager of PEEOF and Blackwell;

7.	Tetragon Financial Management L.P. (“Tetragon Manager”), a Delaware limited partnership, as the investment manager of Tetragon;

8.	Patrick G. G. Dear, as principal to US Investment Manager, UK Investment Manager and Tetragon Manager; and

9.	Reade E. Griffith, as principal to US Investment Manager, UK Investment Manager and Tetragon Manager.

(b)       The address of the principal office of each of PEEOF, Blackwell, Tetragon, General Partner, US Investment Manager, UK Investment Manager, Mr. Dear and Mr. Griffith is c/o Polygon Global Partners LLP, 4 Sloane Terrace, London SW1X 9DQ, United Kingdom. The address of the principal office of Tetragon Manager is 399 Park Avenue, 22nd Floor, New York, New York 10022. The officers and directors of each of Tetragon and General Partner and their respective principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

(c)       The principal business of each of PEEOF, Blackwell and Tetragon is investing in securities and engaging in related activities and transactions. The principal business of each of US Investment Manager, General Partner, UK Investment Manager and Tetragon Manager is providing investment advisory and managing services. The principal occupation of each of Messrs. Dear and Griffith is serving as principal of US Investment Manager, UK Investment Manager and Tetragon Manager.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Dear and Griffith are citizens of the United Kingdom. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of PEEOF, Blackwell and Tetragon were purchased with investment funds in open market purchases, except as otherwise noted, as set forth in Schedule B which is incorporated by reference herein. The aggregate purchase price of the 847,469 Shares beneficially owned by PEEOF is approximately $21,479,516, excluding brokerage commissions. The aggregate purchase price of the 488,921 Shares beneficially owned by Blackwell is approximately $12,394,295, excluding brokerage commissions. The aggregate purchase price of the 1,336,389 Shares beneficially owned by Tetragon is approximately $24,942,086, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

On April 17, 2019, UK Investment Manager, on behalf of itself and in its capacity as investment advisor to clients and accounts, including certain of the Reporting Persons, sent a letter to the Board of Directors of the Issuer (the “Board”) requesting that the Issuer reset its timeline for the Issuer’s ADS holders’ and shareholders’ ability to vote on the proposed acquisition of the Issuer by Biogen Inc. to be implemented by way of a scheme of arrangement pursuant to Part 26 of the Companies Act 2006 (the “Transaction”) so that the ADS Voting Record Time is set for a date no earlier than May 3, 2019 at 5:00 p.m. (New York time), and to adjust corresponding actions for ADS holders based on the new date. A copy of the letter is attached as Exhibit 99.1 hereto.

On April 24, 2019, the Board sent a response to UK Investment Manager. A copy of the letter is attached as Exhibit 99.2 hereto.

Also on April 24, 2019, UK Investment Manager responded to the Issuer with another letter to the Board, on behalf of itself and in its capacity as investment advisor to clients and accounts, including certain of the Reporting Persons, reaffirming certain points and seeking confirmations from the Board regarding the Transaction and its timeline. A copy of the letter is attached as Exhibit 99.3 hereto.

The Reporting Persons may engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the Transaction as well as the business, management, operations, assets, financial condition, governance, strategy and future plans of the Issuer, which discussions may include proposing or considering one or more of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D. Except as otherwise set forth in this Schedule 13D, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 33,536,214 ordinary shares outstanding as of April 5, 2019, which is the total number of ordinary shares outstanding as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 9, 2019. All holdings are reported as of the close of business on April 24, 2019.

A.	PEEOF

(a)	PEEOF beneficially owns 847,469 Shares.

Percentage: Approximately 2.53%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 847,469
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 847,469

(c)	The transactions in the shares by PEEOF during the past sixty days are set forth on Schedule B and are incorporated herein by reference.

B.	Blackwell

(a)	Blackwell beneficially owns 488,921 Shares.

Percentage: Approximately 1.46%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 488,921
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 488,921

(c)	The transactions in the shares by Blackwell during the past sixty days are set forth on Schedule B and are incorporated herein by reference.

C.	Tetragon

(a)	Tetragon beneficially owns 1,336,389 Shares.

Percentage: Approximately 3.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,336,389
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,336,389

(c)	The transactions in the shares by Tetragon during the past sixty days are set forth on Schedule B and are incorporated herein by reference.

D.	General Partner

(a)	As the general partner to PEEOF, General Partner may be deemed to beneficially own 847,469 Shares.

Percentage: Approximately 2.53%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 847,469
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 847,469

(c)	General Partner has not entered into any transactions in the Shares during the past sixty days.

E.	US Investment Manager

(a)	As the investment manager to each of PEEOF and Blackwell, US Investment Manager may be deemed to beneficially own 1,336,390 Shares.

Percentage: Approximately 3.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,336,390
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,336,390

(c)	US Investment Manager has not entered into any transactions in the Shares during the past sixty days.

F.	UK Investment Manager

(a)	As the investment manager to each of PEEOF and Blackwell, UK Investment Manager may be deemed to beneficially own 1,336,390 Shares.

Percentage: Approximately 3.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,336,390
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,336,390

(c)	UK Investment Manager has not entered into any transactions in the Shares during the past sixty days.

G.	Tetragon Manager

(a)	As the investment manager to Tetragon, Tetragon Manager may be deemed to beneficially own 1,336,389 Shares.

Percentage: Approximately 3.98%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,336,389
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,336,389

(c)	Tetragon Manager has not entered into any transactions in the Shares during the past sixty days.

H.	Mr. Dear

(a)	Mr. Dear has voting and dispositive power over the Shares beneficially owned by PEEOF, Blackwell and Tetragon and may be deemed to beneficially own 2,672,779 Shares.

Percentage: Approximately 7.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,672,779
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,672,779

(c)	Mr. Dear has not entered into any transactions in the Shares during the past sixty days.

I.	Mr. Griffith

(a)	Mr. Griffith has voting and dispositive power over the Shares beneficially owned by PEEOF, Blackwell and Tetragon and may be deemed to beneficially own 2,672,779 Shares.

Percentage: Approximately 7.97%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,672,779
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,672,779

(c)	Mr. Griffith has not entered into any transactions in the Shares during the past sixty days.

(d)	No person other than the Reporting Persons and TFG Asset Management L.P., is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 25, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Board of Directors of the Issuer, dated April 17, 2019.

99.2	Issuer Response to the Reporting Persons, dated April 24, 2019.

99.3	Response Letter to the Board of Directors of the Issuer, dated April 24, 2019.

99.4	Joint Filing Agreement, dated April 25, 2019.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2019

Polygon European Equity Opportunity Master Fund

Blackwell Partners LLC

Tetragon Financial Group Limited

Polygon Management Ltd.

Polygon Global Partners LP

Polygon Global Partners LLP

Tetragon Financial Management L.P.

By:	/s/ Reade E. Griffith
	Name:	Reade E. Griffith
	Title:	Authorized Signatory

By:	/s/ Patrick G.G. Dear
Patrick G.G. Dear

By:	/s/ Reade E. Griffith
Reade E. Griffith

SCHEDULE A

Directors of Polygon European Equity Opportunity Master Fund

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Simon Edwards, Director	Head of Business Development, BlueMatrix	c/o Polygon Global Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom	U.K.
Bradford Willmore, Director	Executive Managing Director and Portfolio Manager, Sarus Indochina Select Fund	c/o Polygon Global Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom	U.S.A.
Gregory Cheng, Director	Director of Polygon European Equity Opportunity Master Fund	c/o Polygon Global Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom	U.S.A.
Stephen Prince, Director	Head of TFG Asset Management	c/o Polygon Global Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom	U.S.A.
Reade E. Griffith, Director*	—	—	—

Directors of Tetragon Financial Group Limited

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Deron J. Haley, Director	Partner and Chief Operating Officer of Durational Capital Management, LP	c/o Polygon Global Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom	U.S.A.
Steven Hart, Director	President of Hart Capital LLC	c/o Polygon Global Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom	U.S.A.
David O’Leary, Director	Director of Tetragon Financial Group Limited	c/o Polygon Global Partners LLP 4 Sloane Terrace London SW1X 9DQ United Kingdom	U.S.A.
Reade E. Griffith, Director*	—	—	—
Patrick G.G. Dear, Director*	—	—	—

Director of Polygon Management Ltd.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Reade E. Griffith, Director*	—	—	—

*Information is disclosed in Item 2 of the Schedule 13D.

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Polygon European Equity Opportunity Master Fund

Date of Transaction	Security	Quantity	Buy/Sell	Price (USD)
3/5/2019	American Depository Shares	41,998.00	Buy	25.2
3/5/2019	American Depository Shares	41,999.00	Buy	25.214
3/5/2019	American Depository Shares	118,753.00	Buy	25.2
3/5/2019	American Depository Shares	118,752.00	Buy	25.214
3/7/2019	American Depository Shares	142,503.00	Buy	25.3
3/7/2019	American Depository Shares	50,398.00	Buy	25.3
4/10/2019	Contract for Difference	2,703.00	Buy	25.405
4/10/2019	American Depository Shares	3,196.00	Buy	25.35
4/10/2019	Contract for Difference	7,093.00	Buy	25.405
4/10/2019	American Depository Shares	1,714.00	Buy	25.35
4/11/2019	Contract for Difference	19,287.00	Buy	25.51
4/11/2019	Contract for Difference	50,782.00	Buy	25.51
4/12/2019	Contract for Difference	10,652.00	Buy	25.516
4/12/2019	Contract for Difference	27,173.00	Buy	25.516
4/15/2019	Contract for Difference *	(32,642.00)	Sell	25.48
4/15/2019	American Depository Shares*	32,642.00	Buy	25.48
4/15/2019	American Depository Shares	2,588.00	Buy	25.5
4/16/2019	American Depository Shares	6,541.00	Buy	25.5
4/16/2019	American Depository Shares	427.00	Buy	25.509
4/16/2019	American Depository Shares	25,407.00	Buy	25.502
4/16/2019	American Depository Shares	16,849.00	Buy	25.5
4/16/2019	American Depository Shares	1,101.00	Buy	25.509
4/16/2019	American Depository Shares	65,448.00	Buy	25.502
4/17/2019	American Depository Shares	7,383.00	Buy	25.527
4/17/2019	American Depository Shares	19,442.00	Buy	25.527
4/18/2019	American Depository Shares	4,160.00	Buy	25.529
4/18/2019	American Depository Shares	8,302.00	Buy	25.529
4/22/2019	American Depository Shares	1,469.00	Buy	25.530
4/22/2019	American Depository Shares	3,910.00	Buy	25.530
4/23/2019	American Depository Shares	3,723.00	Buy	25.524
4/23/2019	American Depository Shares	6,343.00	Buy	25.517
4/23/2019	American Depository Shares	10,054.00	Buy	25.524
4/23/2019	American Depository Shares	17,127.00	Buy	25.517
4/24/2019	American Depository Shares	2,274.00	Buy	25.528
4/24/2019	American Depository Shares	877.00	Buy	25.528

Blackwell Partners LLC

Date of Transaction	Security	Quantity	Buy/Sell	Price (USD)
3/5/2019	American Depository Shares	89,249.00	Buy	25.2
3/5/2019	American Depository Shares	89,249.00	Buy	25.214
3/7/2019	American Depository Shares	107,099.00	Buy	25.3
4/10/2019	Contract for Difference	5,754.00	Buy	25.405
4/10/2019	American Depository Shares	6,940.00	Buy	25.35
4/11/2019	Contract for Difference	41,090.00	Buy	25.51
4/12/2019	Contract for Difference	22,696.00	Buy	25.516
4/15/2019	Contract for Difference *	(69,540.00)	Sell	25.48
4/15/2019	American Depository Shares*	69,540.00	Buy	25.48
4/15/2019	American Depository Shares	5,505.00	Buy	25.5
4/16/2019	American Depository Shares	14,110.00	Buy	25.5
4/16/2019	American Depository Shares	922.00	Buy	25.509
4/16/2019	American Depository Shares	54,811.00	Buy	25.502
4/17/2019	American Depository Shares	15,808.00	Buy	25.527
4/18/2019	American Depository Shares	9,212.00	Buy	25.529
4/22/2019	American Depository Shares	3,148.00	Buy	25.530
4/23/2019	American Depository Shares	7,943.00	Buy	25.524
4/23/2019	American Depository Shares	13,530.00	Buy	25.517
4/24/2019	American Depository Shares	1,855.00	Buy	25.530

Tetragon Financial Group Limited

Date of Transaction	Security	Quantity	Buy/Sell	Price (USD)
3/4/2019	American Depository Shares	(330,000.00)	Sell	25.18
3/4/2019	American Depository Shares	(20,000.00)	Sell	25.181
3/4/2019	American Depository Shares	100,000.00	Buy	25.19
3/7/2019	American Depository Shares	200,000.00	Buy	25.3
4/10/2019	Contract for Difference	15,550.00	Buy	25.405
4/10/2019	American Depository Shares	11,850.00	Buy	25.35
4/11/2019	Contract for Difference	111,159.00	Buy	25.51
4/12/2019	Contract for Difference	60,521.00	Buy	25.516
4/15/2019	Contract for Difference*	(187,230.00)	Sell	25.48
4/15/2019	American Depository Shares*	187,230.00	Buy	25.48
4/15/2019	American Depository Shares	15,133.00	Buy	25.5
4/16/2019	American Depository Shares	37,500.00	Buy	25.5
4/16/2019	American Depository Shares	145,667.00	Buy	25.502
4/16/2019	American Depository Shares	2,450.00	Buy	25.509
4/17/2019	American Depository Shares	42,632.00	Buy	25.527
4/18/2019	American Depository Shares	21,674.00	Buy	25.529
4/22/2019	American Depository Shares	8,527.00	Buy	25.530
4/23/2019	American Depository Shares	21,720.00	Buy	25.524
4/23/2019	American Depository Shares	37,000.00	Buy	25.517
4/24/2019	American Depository Shares	5,006.00	Buy	25.528

* Transaction represents the disposition of a swap position for corresponding physical position in American Depository Shares.